# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Joint Stock Co Kaspi.kz, CIK 0001985487
CUSIP: 48581R205
Title of class of securities: American depositary shares, no par value, each representing one common share of the Issuer, no par value ("ADSs")
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013
Date of event which requires filing of this statement: 04/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002035516

## Reporting persons
- European Investors Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 12,257,305; sole dispositive power 0; shared dispositive power 12,257,305; aggregate amount beneficially owned 12,257,305 (6.5% of the class)
  Comment: Percent set out in Row 11 is based on 190,015,729 common shares of the Issuer outstanding as of January 31, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 10, 2025.
- David Pascal Brehaut: type of reporting person: individual (IN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 12,257,305; sole dispositive power 0; shared dispositive power 12,257,305; aggregate amount beneficially owned 12,257,305 (6.5% of the class)
  Comment: Percent set out in Row 11 is based on 190,015,729 common shares of the Issuer outstanding as of January 31, 2025, as reported in the Issuer's annual report on Form 20-F filed with the SEC on March 10, 2025.

## Item 1. Issuer
Name of issuer: Joint Stock Co Kaspi.kz
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street Almaty, Kazakhstan, 050013

## Item 2. Person Filing
Name of person filing:
This filing is being made on behalf of (collectively, the "Reporting Persons"):

European Investors Limited ("EIL"); and

David Pascal Brehaut ("Mr. Brehaut").
Address of principal business office or, if none, residence: The principal business office of EIL is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands. Mr. Brehaut is a resident of Guernsey, Channel Islands, and his principal business address is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands.
Citizenship: EIL is a non-cellular company organized under the laws of Guernsey. Mr. Brehaut is a British citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based on 190,015,729 common shares of the Issuer outstanding as of January 31, 2025, as reported in the Issuer's annual report on Form 20-F filed with the SEC on March 10, 2025.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

12,257,305 ADSs are held by EIL under the participation deed between EIL and Baring Fintech Nexus Limited ("BFNL") (as amended from time to time, the "Participation Deed"), whereby EIL is the shareholder of record of the ADSs, but BFNL retains all economic rights relating to the ADSs, including the right to any distributions in respect of the ADSs and to the proceeds from any transfer or disposal of the ADSs. Such ADSs may be deemed to be beneficially owned by Mr. Brehaut because Mr. Brehaut is the controlling shareholder of EIL. Voting and investment control over the ADSs held by EIL under the Participation Deed is exercised by the board of directors of EIL, which is comprised of Mr. Brehaut, Lisa Evans and Sarah MacKnight. Mr. Brehaut, each member of the board of directors of EIL and each of the affiliated entities of the Reporting Persons and the officers, partners, members and managers thereof disclaims beneficial ownership of the ADSs held by EIL under the Participation Deed.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4 above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, dated as of April 24, 2025, between EIL and Mr. Brehaut.

## Signatures
- European Investors Limited: /s/ David Pascal Brehaut, David Pascal Brehaut, Director (04/24/2025)
- David Pascal Brehaut: /s/ David Pascal Brehaut, David Pascal Brehaut (04/24/2025)